SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)*


                        Learning Tree International, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    522015106
                 ----------------------------------------------
                                 (CUSIP Number)


                         Lane Five Capital Management LP
                        1122 Kenilworth Drive, Suite 313
                                Towson, MD 21204
                             Attention: Scott Liotta
                            Telephone: (443) 921-2060
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 29, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 9 pages

CUSIP No.:  522015106

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lisa O'Dell Rapuano

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,100,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,100,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,100,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

14   TYPE OF REPORTING PERSON

     IN

                                Page 2 of 9 pages

CUSIP No.:  522015106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lane Five Partners LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,100,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER  -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,100,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,100,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

14   TYPE OF REPORTING PERSON

     PN

                               Page 3 of 9 pages

CUSIP No.:  522015106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lane Five Capital Management LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,100,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,100,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,100,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

14   TYPE OF REPORTING PERSON

     PN

                                Page 4 of 9 pages

CUSIP No.:  522015106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lane Five Capital Management, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,100,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,100,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,100,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

14   TYPE OF REPORTING PERSON

     OO

                                Page 5 of 9 pages

CUSIP No.:  522015106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lane Five Partners GP LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,100,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,100,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,100,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

14   TYPE OF REPORTING PERSON

     OO

                                Page 6 of 9 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Learning Tree International, Inc. (the "Issuer"), with its principal executive offices located at 1805 Library Street, Reston, VA 20190.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Lane Five Partners LP, a Delaware limited partnership (the "Fund"); (2) Lane Five Capital Management LP, a Delaware limited partnership (the "Investment Manager"); (3) Lane Five Capital Management, LLC, a Maryland limited liability company, the general partner of the Investment Manager ("IM GP"); (4) Lane Five Partners GP LLC, a Delaware limited liability company (the "General Partner"); and (5) Lisa O'Dell Rapuano, a United States Citizen ("Ms. Rapuano"). The Investment Manager serves as the investment manager of the Fund. The General Partner serves as the general partner of the Fund. The IM GP serves as the general partner of the Investment Manager.

         The Fund directly owns all of the shares reported in this Statement. Ms. Rapuano, the Investment Manager, the General Partner and the IM GP may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

         The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles. The principal business of the General Partner is providing management services to the Fund. The principal business of the IM GP is providing management services to the Investment Manager. Ms. Rapuano's principal occupation is serving as the Managing Member of the General Partner and the IM GP.

         (d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds including commissions used by the Fund in making its purchase of the shares of Common Stock owned by it are set forth below:

         SOURCE OF FUNDS                    AMOUNT OF FUNDS
         Working Capital                    $ 14,070,029

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.  Purpose of Transaction.

         The Investment Manager has sent a letter to the Board of Directors of the Issuer dated May 29, 2008, which, among other things, expresses concern about pursuing a sale of the company at this time. A copy of the letter from the Investment Manager is attached hereto as Exhibit B. The Investment Manager may in the future meet with and/or send additional correspondence to the Issuer's management and Board of Directors.

                                Page 7 of 9 pages

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund directly owns 1,100,000 shares of Common Stock, representing 6.6% of all of the issued and outstanding shares of Common Stock. The Investment Manager, the General Partner, the IM GP and Ms. Rapuano may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 16,557,075 shares of Common Stock outstanding as of May 1, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2008.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 1,100,000 shares of Common Stock reported herein.

         (c) No transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Letter to Board of Directors of Issuer


                                Page 8 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  June 2, 2008

         /s/ LISA O'DELL RAPUANO
         ----------------------------------
         Lisa O'Dell Rapuano


         Lane Five Capital Management, LLC

         By: /s/ LISA O'DELL RAPUANO
             ------------------------------------
             Lisa O'Dell Rapuano, Managing Member


         Lane Five Partners LP
         By:  Lane Five Partners GP LLC, its general partner

         By: /s/ LISA O'DELL RAPUANO
             ------------------------------------
             Lisa O'Dell Rapuano, Managing Member


         Lane Five Capital Management LP
         By:  Lane Five Capital Management LLC, its general partner

         By: /s/ LISA O'DELL RAPUANO
             ------------------------------------
             Lisa O'Dell Rapuano, Managing Member


         Lane Five Partners GP LLC

         By: /s/ LISA O'DELL RAPUANO
             ------------------------------------
             Lisa O'Dell Rapuano, Managing Member


                                Page 9 of 9 pages

                                  EXHIBIT INDEX


Exhibit A - Joint Filing Agreement

Exhibit B - Letter to Board of Directors of Issuer

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.0001 per share, of Learning Tree International, Inc. dated as of June 2, 2008 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  June 2, 2008


         /s/ LISA O'DELL RAPUANO
         --------------------------------
         Lisa O'Dell Rapuano


         Lane Five Capital Management, LLC

         By: /s/ LISA O'DELL RAPUANO
             ------------------------------------
             Lisa O'Dell Rapuano, Managing Member


         Lane Five Partners LP
         By:  Lane Five Partners GP LLC, its general partner

         By: /s/ LISA O'DELL RAPUANO
             ------------------------------------
             Lisa O'Dell Rapuano, Managing Member


         Lane Five Capital Management LP
         By:  Lane Five Capital Management LLC, its general partner

         By: /s/ LISA O'DELL RAPUANO
             ------------------------------------
             Lisa O'Dell Rapuano, Managing Member


         Lane Five Partners GP LLC

         By: /s/ LISA O'DELL RAPUANO
             ------------------------------------
             Lisa O'Dell Rapuano, Managing Member

                                    EXHIBIT B

                     LETTER TO BOARD OF DIRECTORS OF ISSUER


1122 Kenilworth Drive
Suite 313
Towson, MD 21204
Telephone: (443) 921-2060

                                [GRAPHIC OMITTED]
                                    Lane Five
                               Capital Management

May 29, 2008

To the Board of Directors of Learning Tree International:

We are writing to express our disagreement with the Company's decision to put itself up for sale at this time. We believe the decision is short-sighted and represents more an effort to provide liquidity to the founders in the short-term than realization of full or optimal value for the public shareholders in the long-term. We believe the Company can achieve the founders' goals of liquidity while preserving the Company as a public entity, thereby allowing public shareholders to reap the returns we believe are available over the next two to three years. Selling the company now, prior to realizing any of the benefits of the ongoing investments in growth, would essentially transfer the return potential from those investments to the new investor. We believe such an outcome would be not only profoundly unfair to existing shareholders, but also in violation of the Board's fiduciary responsibilities.

Lane Five Partners, LP currently owns 1,100,000 shares of Learning Tree, representing 6.64% of shares outstanding as of the recently filed 10-Q. According to the most recent SEC filings, we are the Company's single largest shareholder outside of the founders. As we have mentioned in the past, Lane Five is truly a long-term investor. We buy companies with the intention of holding them and earning an adequate return over a three-to-five year period (or longer). Emblematic of our strategy, we actually charge our investors a performance fee at the end of each client's three-year holding period, rather than the end of every calendar year, a highly unusual practice for an investment management firm.

In conjunction with sending you this letter, we are changing our SEC filing status to 13-D. As you know, we have a long, productive and collaborative relationship with management and intend to remain friendly, if possible. We hope the Board will hear our concerns and views on this topic. However, given the importance of the outcome to your shareholders, we believe the filing change is necessary given that our actions are, indeed, intended to influence the Company to pursue a certain direction in achieving optimal, long-term shareholder value.

We understand that founders Eric Garen and David Collins have given a tremendous amount to Learning Tree in time, effort, thought, skill and financial commitment. Indeed, they have given their entire lives, and we are grateful for their careful guidance over the years. We also understand that at this point in their lives and careers it no longer makes sense for them to have the bulk of their net worth tied up in this company, and that the three-year time horizon we are looking at may be too long for them. We understand that seeing the stock up from its lows and having the next leg of return from growth initiatives, which by their very nature include uncertainty and assumptions, may appear to make this an opportune time for them to sell.

However, we believe the Board may be emphasizing the founders' need for liquidity over the long-term interest of the Company's public shareholders. There are numerous ways that we can create liquidity for the founders without sacrificing the long-term returns to other shareholders in the process.

I would like to discuss these topics, in detail, with the Board. Given the urgent nature of the situation, I am happy to make myself available for the Board's next meeting which I understand will take place on June 11th.


Best Regards,


Lisa O'Dell Rapuano, CFA
Founder, Portfolio Manager
Lane Five Capital Management, LP